AMENDMENT TO BYLAWS

         By majority vote of the board of directors (the "Board") approving, contingent upon requisite stockholder approval, a resolution during a special meeting of the Board of Kanakaris Wireless, a Nevada corporation (the "Corporation") held January 23, 2001, and in accordance with Article VIII,
Section 2 of the Corporation's Amended and Restated Bylaws ("Bylaws") and Title 7, Chapter 78 of the Nevada Revised Statutes, Article IX of the Corporation's Bylaws has been amended to read in its entirety as follows:

                                  ARTICLE IX

"ACQUISITION OF CONTROLLING INTEREST" PROVISIONS OF THE NEVADA GENERAL CORPORATION LAW SHALL NOT APPLY

The provisions of Sections 78.378 to 78.3793, inclusive, of the Nevada Revised Statutes shall not apply to an acquisition of a controlling interest by Alex Kanakaris pursuant to an increase in voting rights of the issued and outstanding shares of Class A Convertible Preferred Stock of the corporation from twenty
(20) non-cumulative votes per share to one hundred (100) non-cumulative votes per share.

         The remainder of the Corporation's Bylaws remain in full force and effect.